SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Crystal Rock Holdings, Inc.

(Name of Subject Company (Issuer))

CR Merger Sub, Inc.

and

Cott Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Vice President, Secretary and General Counsel

Corporate Center III

Suite 400, 4221 W. Boy Scout Blvd.

Tampa, Florida, United States 33607

(813) 313-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

H. John Michel, Jr.

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Telephone: (215) 988-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,717,658.67	$2,579.35

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying 21,358,411 shares of common stock of Crystal Rock Holdings, Inc. issued and outstanding, multiplied by $0.97, the per share tender offer price. The calculation of the filing fee is based on information provided by Crystal Rock Holdings, Inc. as of February 12, 2018.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by: (i) CR Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Cott Corporation, a Canadian Corporation (“Cott”); and (iii) Cott. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”) of Crystal Rock Holdings, Inc., a Delaware corporation (“Crystal Rock”), at a price of $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 20, 2018 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 12, 2018 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among Cott, Purchaser and Crystal Rock, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Crystal Rock. Its principal executive office is located at 1050 Buckingham St., Watertown, Connecticut, 06795, and its telephone number is (860) 945-0661.

(b) This Schedule TO relates to Crystal Rock’s Shares. According to Crystal Rock, as of the close of business on February 12, 2018, there were (i) 21,358,411 Shares issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive (or similar) rights, (ii) 601,818 Shares held in treasury by Crystal Rock, (iii) no Shares held by subsidiaries of Crystal Rock, (iv) no shares of preferred stock issued and outstanding, (v) 500,000 Shares reserved for future issuance in connection with Crystal Rock’s stock plans and (vi) no outstanding options awarded under Crystal Rock’s stock plans.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Cott and Purchaser” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (x), (xii) The information set forth in the “Summary Term Sheet,” “Introduction” and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material United States Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)—(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Material United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Crystal Rock,” “Purpose of the Offer; Plans for Crystal Rock; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Cott and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Crystal Rock,” “Purpose of the Offer; Plans for Crystal Rock; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Crystal Rock,” “Purpose of the Offer; Plans for Crystal Rock; Other Matters,” “Merger Agreement; Other Agreements,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Cott and Purchaser” is incorporated in this Schedule TO by reference.

(b) None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the sections of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Cott and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Crystal Rock,” “Purpose of the Offer; Plans for Crystal Rock; Other Matters” and “Merger Agreement; Other Agreements” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Crystal Rock; Other Matters,” “Merger Agreement; Other Agreements” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

Refer to the Exhibit Index that precedes the signature page, which is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 20, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 20, 2018.*

(a)(5)(A)	Press release issued by Cott on February 12, 2018, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Cott and Purchaser with the Securities and Exchange Commission on February 12, 2018, which is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of February 12, 2018, among Cott, Purchaser and Crystal Rock, originally filed as Exhibit 2.1 to Crystal Rock’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2018, which is incorporated herein by reference.

(d)(2)	Tender and Support Agreement by and among Cott, Purchaser, John B. Baker, Peter K. Baker, U/T/A Dated 12/16/19 F/B/O Joan Baker Et Al, Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust, Ross S. Rapaport, and the Estate of Henry E. Baker, dated as of February 12, 2018, originally filed as Exhibit 2.2 to Crystal Rock’s Form 8-K filed with the Securities and Exchange Commission on February 13, 2018, which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

CR MERGER SUB, INC.

By:	/s/ Marni Morgan Poe
Name: Marni Morgan Poe Title: Vice President, General Counsel and Secretary

COTT CORPORATION

By:	/s/ Marni Morgan Poe
Name: Marni Morgan Poe Title: Vice President, General Counsel and Secretary